UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 5, 2013

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.	Stock Exchange Announcement dated 3 January 2013 entitled ‘Transaction in Own Securities’

2.	Stock Exchange Announcement dated 4 January 2013 entitled ‘Transaction in Own Securities’

3.	Stock Exchange Announcement dated 7 January 2013 entitled ‘Transaction in Own Securities’

4.	Stock Exchange Announcement dated 8 January 2013 entitled ‘Transaction in Own Securities’

5.	Stock Exchange Announcement dated 9 January 2013 entitled ‘Transaction in Own Securities’

6.	Stock Exchange Announcement dated 10 January 2013 entitled ‘Transaction in Own Securities’

7.	Stock Exchange Announcement dated 11 January 2013 entitled ‘Transaction in Own Securities’

8.	Stock Exchange Announcement dated 14 January 2013 entitled ‘Transaction in Own Securities’

9.	Stock Exchange Announcement dated 14 January 2013 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

10.	Stock Exchange Announcement dated 15 January 2013 entitled ‘Transaction in Own Securities

11.	Stock Exchange Announcement dated 16 January 2013 entitled ‘Transaction in Own Securities’

12.	Stock Exchange Announcement dated 17 January 2013 entitled ‘Transaction in Own Securities’

13.	Stock Exchange Announcement dated 21 January 2013 entitled ‘Transaction in Own Securities’

14.	Stock Exchange Announcement dated 22 January 2013 entitled ‘Transaction in Own Securities’

15.	Stock Exchange Announcement dated 23 January 2013 entitled ‘Transaction in Own Securities’

16.	Stock Exchange Announcement dated 24 January 2013 entitled ‘Transaction in Own Securities’

17.	Stock Exchange Announcement dated 28 January 2013 entitled ‘Transaction in Own Securities’

18.	Stock Exchange Announcement dated 29 January 2013 entitled ‘Transaction in Own Securities’

19.	Stock Exchange Announcement dated 30 January 2013 entitled ‘Transaction in Own Securities’

20.	Stock Exchange Announcement dated 31 January 2013 entitled ‘Vodafone Group Plc Transaction in Own Securities - Voting Rights and Capital’

21.	Stock Exchange Announcement dated 1 February 2013 entitled ‘Vodafone Group Plc Transaction in Own Securities - Voting Rights and Capital’

3 January 2013

RNS:  7129U

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	2 January 2013
Number of ordinary shares purchased:	8,000,000
Price per share:	157.3322p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2013, Vodafone has purchased 98,755,000 shares at a cost (including dealing and associated costs) of £156,810,577.

Following the above transaction, Vodafone holds 4,734,620,322 of its ordinary shares in treasury and has 49,085,631,707 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

4 January 2013

RNS:  8089U

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	3 January 2013
Number of ordinary shares purchased:	6,000,000
Price per share:	156.9419p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2013, Vodafone has purchased 104,755,000 shares at a cost (including dealing and associated costs) of £166,274,175.

Following the above transaction, Vodafone holds 4,740,495,031 of its ordinary shares in treasury and has 49,079,756,998 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

7 January 2013

RNS:  9038U

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	4 January 2013
Number of ordinary shares purchased:	6,000,000
Price per share:	159.0113p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2013, Vodafone has purchased 110,755,000 shares at a cost (including dealing and associated costs) of £175,862,557.

Following the above transaction, Vodafone holds 4,746,495,031 of its ordinary shares in treasury and has 49,073,756,998 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

8 January 2013

RNS:  0130V

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	7 January 2013
Number of ordinary shares purchased:	3,000,000
Price per share:	160.2782p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2013, Vodafone has purchased 113,755,000 shares at a cost (including dealing and associated costs) of £180,694,946.

Following the above transaction, Vodafone holds 4,749,307,597 of its ordinary shares in treasury and has 49,070,944,432 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

9 January 2013

RNS:  1113V

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	January 8 2013
Number of ordinary shares purchased:	5,000,000
Price per share:	163.4504p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2013, Vodafone has purchased 118,755,000 shares at a cost (including dealing and associated costs) of £188,908,330.

Following the above transaction, Vodafone holds 4,754,254,604 of its ordinary shares in treasury and has 49,065,997,425 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

10 January 2013

RNS:  2141V

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	9 January 2013
Number of ordinary shares purchased:	3,000,000
Price per share:	164.8948p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2013, Vodafone has purchased 121,755,000 shares at a cost (including dealing and associated costs) of £193,879,909.

Following the above transaction, Vodafone holds 4,757,254,604 of its ordinary shares in treasury and has 49,062,997,425 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

11 January 2013

RNS:  3137V

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	10 January 2013
Number of ordinary shares purchased:	5,650,000
Price per share:	164.2678p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2013, Vodafone has purchased 127,405,000 shares at a cost (including dealing and associated costs) of £203,207,446.

Following the above transaction, Vodafone holds 4,762,904,604 of its ordinary shares in treasury and has 49,057,347,425 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

14 January 2013

RNS:  4160V

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	11 January 2013
Number of ordinary shares purchased:	6,000,000
Price per share:	164.938p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2013, Vodafone has purchased 133,405,000 shares at a cost (including dealing and associated costs) of £213,153,208.

Following the above transaction, Vodafone holds 4,768,745,313 of its ordinary shares in treasury and has 49,051,506,716 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

14 January 2013

RNS: 4867V

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 14 January 2013 by Computershare Trustees Limited that on 11 January 2013 the following director and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.113/7 each in the Company at the price of 165.4p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Andrew Halford*	152
Matthew Kirk	150
Ronald Schellekens	152

* Denotes Director of the Company

15 January 2013

RNS:  5273V

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	14 January 2013
Number of ordinary shares purchased:	7,000,000
Price per share:	164.3073p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2013, Vodafone has purchased 140,405,000 shares at a cost (including dealing and associated costs) of £224,712,228.

Following the above transaction, Vodafone holds 4,775,439,235 of its ordinary shares in treasury and has 49,044,812,794 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

16 January 2013

RNS:  6267V

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	15 January 2013
Number of ordinary shares purchased:	9,000,000
Price per share:	162.3703p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2013, Vodafone has purchased 149,405,000 shares at a cost (including dealing and associated costs) of £239,398,623.

Following the above transaction, Vodafone holds 4,784,430,590 of its ordinary shares in treasury and has 49,035,821,439 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

17 January 2013

RNS:  7310V

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	16 January 2013
Number of ordinary shares purchased:	8,000,000
Price per share:	160.2938p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2013, Vodafone has purchased 157,405,000 shares at a cost (including dealing and associated costs) of £252,286,245.

Following the above transaction, Vodafone holds 4,792,430,590 of its ordinary shares in treasury and has 49,027,821,439 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

21 January 2013

RNS:  9425V

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	18 January 2013
Number of ordinary shares purchased:	13,000,000
Price per share:	161.8216p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2013, Vodafone has purchased 170,405,000 shares at a cost (including dealing and associated costs) of £273,428,238.

Following the above transaction, Vodafone holds 4,805,430,590 of its ordinary shares in treasury and has 49,014,821,439 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

22 January 2013

RNS:  0404W

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	21 January 2013
Number of ordinary shares purchased:	5,000,000
Price per share:	162.1207p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2013, Vodafone has purchased 175,405,000 shares at a cost (including dealing and associated costs) of £281,574,805.

Following the above transaction, Vodafone holds 4,810,335,211 of its ordinary shares in treasury and has 49,009,916,818 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

23 January 2013

RNS:  1367W

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	22 January 2013
Number of ordinary shares purchased:	10,000,000
Price per share:	161.6855p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2013, Vodafone has purchased 185,405,000 shares at a cost (including dealing and associated costs) of £297,824,198.

Following the above transaction, Vodafone holds 4,820,335,211 of its ordinary shares in treasury and has 48,999,916,818 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

24 January 2013

RNS:  2433W

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	23 January 2013
Number of ordinary shares purchased:	750,000
Price per share:	163.2466p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2013, Vodafone has purchased 186,155,000 shares at a cost (including dealing and associated costs) of £299,054,671.

Following the above transaction, Vodafone holds 4,821,085,211 of its ordinary shares in treasury and has 48,999,166,818 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

28 January 2013

RNS:  4357W

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	25 January 2013
Number of ordinary shares purchased:	1,600,000
Price per share:	169.7488p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2013, Vodafone has purchased 187,755,000 shares at a cost (including dealing and associated costs) of £301,784,232.

Following the above transaction, Vodafone holds 4,822,685,211 of its ordinary shares in treasury and has 48,997,566,818 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

29 January 2013

RNS:  5340W

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	28 January 2013
Number of ordinary shares purchased:	4,500,000
Price per share:	171.6122p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2013, Vodafone has purchased 192,255,000 shares at a cost (including dealing and associated costs) of £309,545,395.

Following the above transaction, Vodafone holds 4,826,966,792 of its ordinary shares in treasury and has 48,993,285,237 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

30 January 2013

RNS:  6398W

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	29 January 2013
Number of ordinary shares purchased:	5,000,000
Price per share:	172.6057p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2013, Vodafone has purchased 197,255,000 shares at a cost (including dealing and associated costs) of £318,218,832.

Following the above transaction, Vodafone holds 4,831,930,001 of its ordinary shares in treasury and has 48,988,322,028 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

31 January 2013

RNS:  7433W

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES - Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	30 January 2013
Number of ordinary shares purchased:	6,000,000
Price per share:	173.5629p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2013, Vodafone has purchased 203,255,000 shares at a cost (including dealing and associated costs) of £328,684,676.

Following the above transaction, as at close of business on 30 January 2013, Vodafone held 4,837,920,001 of its ordinary shares in treasury and had 53,820,252,029 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone had 48,982,332,028 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 48,982,332,028.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

1 February 2013

RNS:  8665W

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES - Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	31 January 2013
Number of ordinary shares purchased:	6,000,000
Price per share:	172.1971p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2013, Vodafone has purchased 209,255,000 shares at a cost (including dealing and associated costs) of £339,068,162.

Following the above transaction, as at close of business on 31 January 2013, Vodafone held 4,843,920,001 of its ordinary shares in treasury and had 53,820,252,029 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone had 48,976,332,028 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 48,976,332,028.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 5, 2013	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary